TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2017

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$39,167	$21,154
Short-term investments	29,899	-
Accounts receivable, net	65,475	71,273
Equipment Installment Plan ("EIP") receivables, net	18,140	20,246
Inventory	25,007	20,440
Prepaid expenses and other current assets	23,407	27,159
Total current assets	201,095	160,272
Property and equipment, net	399,033	393,565
License costs and other intangible assets, net	107,792	113,054
Goodwill	9,836	9,294
Long-term equipment installment plan receivables	11,148	12,738
Other assets	22,779	17,281

Total assets	$751,683	$706,204

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$30,330	$45,827
Construction accounts payable	22,724	17,869
Current portion of debt	3,564	8,796
Customer deposits and unearned revenue	18,117	22,727
Other current liabilities and accrued expenses	121,812	128,807
Total current liabilities	196,547	224,026

Long-term debt	495,704	591,151
Deferred income taxes	3,679	2,744
Other non-current liabilities	39,745	37,168
Total liabilities	735,675	855,089

Commitments and contingencies

Mezzanine equity:
Redeemable Class A Units	-	96,956
Total mezzanine equity	-	96,956

Shareholders' equity/members' deficit:

Common shares and additional paid in capital; no par value, unlimited authorized, 44,251,612 shares issued and outstanding as of June 30, 2017	194	-
Members' investment	-	275,602
Accumulated deficit	(43,194)	(598,141)
Accumulated other comprehensive income	6,659	6,151
Total Trilogy International Partners shareholders' deficit/members' deficit	(36,341)	(316,388)
Noncontrolling interests	52,349	70,547
Total shareholders' equity/members' deficit	16,008	(245,841)

Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$751,683	$706,204

On behalf of the Board:

/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed

Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017		2016

Revenues
Wireless service revenues	$132,778	$127,869	$267,575		$253,236
Wireline service revenues	14,244	10,181	27,663		18,752
Equipment sales	42,084	40,199	81,093		78,752
Non-subscriber international long distance and other revenues	3,783	4,905	7,256		8,259
Total revenues	192,889	183,154	383,587		358,999

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53,499	53,135	108,013		105,536
Cost of equipment sales	47,932	43,867	91,168		89,046
Sales and marketing	25,844	26,786	49,977		50,659
General and administrative	28,328	24,660	58,595		49,196
Depreciation, amortization and accretion	26,543	26,282	53,781		51,135
Loss on disposal and abandonment of assets	146	389	282		600
Total operating expenses	182,292	175,119	361,816		346,172
Operating income	10,597	8,035	21,771		12,827

Other (expenses) income
Interest expense	(18,520)	(16,963)	(37,521)		(32,289)
Debt modification and extinguishment costs	(6,689)	(3,802)	(6,689)		(3,802)
Other, net	5,688	892	4,923		(1,002)
Total other expenses, net	(19,521)	(19,873)	(39,287)		(37,093)
Loss from continuing operations before income taxes	(8,924)	(11,838)	(17,516)		(24,266)
Income tax expense	(1,847)	(2,503)	(4,583)		(4,554)
Loss from continuing operations	(10,771)	(14,341)	(22,099)		(28,820)
(Loss) gain from discontinued operations, net of tax	-	(6)	-		50,315
Net (loss) income	(10,771)	(14,347)	(22,099)		21,495
Less: Net loss (income) attributable to noncontrolling interests and prior controlling interest	5,235	14,347	10,645		(21,495)
Net loss attributable to Trilogy International Partners Inc.	$(5,536)	$-	$(11,454)		$-

Comprehensive (loss) income
Net (loss) income	$(10,771)	$(14,347)	$(22,099)		$21,495
Other comprehensive income:
Foreign currency translation adjustments	5,620	3,573	7,287		4,775
Net gain on derivatives and short-term investments	15	198	133		434
Other comprehensive income	5,635	3,771	7,420		5,209
Comprehensive (loss) income	(5,136)	(10,576)	(14,679)		26,704

Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	1,760	10,576	3,569		(26,704)
Comprehensive loss attributable to Trilogy International Partners Inc.	$(3,376)	$-	$(11,110)		$-

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 11 - Earnings per Share)	$(0.13)		$(0.27	)(1)
Diluted (see Note 11 - Earnings per Share)	$(0.16)		$(0.30	)(1)
(1)For the period from February 7, 2017 through June 30, 2017

Weighted average common shares:
Basic	42,513,263		42,509,048
Diluted	81,703,117		81,681,579

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Changes in Shareholders' Deficit/Members' Deficit
(US dollars in thousands, except shares)
(unaudited)

	Trilogy International Partners LLC					Trilogy International Partners Inc.

	Members'										Total
	Investment		Accumulated						Accumulated		shareholders'
	and		Other		Common Shares		Additional		Other	Non-	equity/
	Mezzanine	Accumulated	Comprehensive	Noncontrolling			Paid In	Accumulated	Comprehensive	Controlling	members
	Equity	Deficit	Income (Loss)	Interests	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	deficit
Balance, December 31, 2015	$371,349	$(600,249)	$4,270	$67,574	-	$-	$-	$-	$-	$-	$(157,056)
Net income (loss)	-	20,634	-	861	-	-	-	-	-	-	21,495
Other comprehensive income	-	-	3,419	1,790	-	-	-	-	-	-	5,209
Changes in noncontrolling interest	-	-	-	624	-	-	-	-	-	-	624
Balance as of June 30, 2016	371,349	(579,615)	7,689	70,849	-	-	-	-	-	-	(129,728)

Balance, December 31, 2016	372,558	(598,141)	6,151	70,547	-	-	-	-	-	-	(148,885)
Trilogy LLC Loan Conversion	(4,528)	-	98	4,430	-	-	-	-	-	-	-
Net (Loss) income through transaction date	-	(2,703)	-	1,637	-	-	-	-	-	-	(1,066)
Other comprehensive income through date of Arrangement	-	-	4,126	2,269	-	-	-	-	-	-	6,395
Member Contribution	1,400	-	-	-	-	-	-	-	-	-	1,400
Changes in noncontrolling interest	-	-	-	143	-	-	-	-	-	-	143
Balance prior to Arrangement with Alignvest	369,430	(600,844)	10,375	79,026	-	-	-	-	-	-	(142,013)
Share exchange with 2degrees noncontrolling interests	4,785	-	1,528	(7,713)	-	-	-	-	-	-	(1,400)
Sale of common shares	-	-	-	-	44,177,149	-	202,159	-	-	-	202,159
Purchase of Trilogy LLC units by	191,449	-	-	-		-	(199,287)	-	-	-	(7,838)
TIP Inc., net of issuance costs
Initial allocation of noncontrolling interest of Trilogy LLC C units (redeemable units)	(565,664)	600,844	(11,903)	(71,313)	-	-	(2,872)	(15,780)	6,311	60,377	-
Share purchase warrants reclassified to liability	-	-	-	-	-	-	-	(15,298)	-	-	(15,298)
Dividend declared on March 21, 2017	-	-	-	-	17,416	-	125	(662)	-	-	(537)
Equity based compensation	-	-	-	-	-	-	239	-	-	979	1,218
Net Loss from Arrangement date to June 30, 2017	-	-	-	-	-	-	-	(11,454)	-	(9,579)	(21,033)
Other comprehensive loss from Arrangement date to June 30, 2017	-	-	-	-	-	-	-	-	344	681	1,025
Changes in noncontrolling interest ownership	-	-	-	-	57,047	-	(170)	-	4	(109)	(275)
Balance as of June 30, 2017	$-	$-	$-	$-	44,251,612	$-	$194	$(43,194)	$6,659	$52,349	$16,008

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Six Months Ended June 30,
	2017	2016
Operating activities:
Net (loss) income	$(22,099)	$21,495
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	5,832	4,213
Depreciation, amortization and accretion	53,781	51,151
Equity-based compensation	1,352	470
Loss on disposal and abandonment of assets	282	604
Non-cash interest expense, net	2,009	2,374
Settlement of cash flow hedges	(918)	(994)
Debt modification and extinguishment costs	6,689	3,802
Non-cash loss from change in fair value on cash flow hedges	898	2,219
Unrealized gain on foreign exchange transactions	(208)	(728)
Deferred income taxes	850	(200)
Gain on disposal of discontinued operations	-	(52,804)
Changes in operating assets and liabilities:
Accounts receivable	1,637	(4,161)
EIP receivables	5,578	1,351
Inventory	(3,581)	9,590
Prepaid expenses and other current assets	(3,467)	(74)
Other assets	(4,560)	(2,677)
Accounts payable	(13,936)	(2,373)
Other current liabilities and accrued expenses	(23,120)	(22,047)
Customer deposits and unearned revenue	(5,275)	(527)
Net cash provided by operating activities	1,744	10,684
Investing activities:
Purchase of property and equipment	(30,809)	(57,062)
Purchase of short-term investments	(29,867)	-
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	28,735
Changes in restricted cash and other	1,031	4,110
Net cash used in investing activities	(59,645)	(24,217)
Financing activities:
Payments of debt	(527,969)	(517,031)
Proceeds from debt	418,438	523,752
Proceeds from equity issuance, net of issuance costs	199,267	-
Debt issuance, modification and extinguishment costs	(9,151)	(7,577)
Payment of financed license obligation	(4,362)	-
Capital contributions from members	1,400	-
Purchase of shares from noncontrolling interest	(1,675)	-
Cash dividend	(537)	-
Net cash provided by (used in) financing activities	75,411	(856)

Net increase in cash and cash equivalents	17,510	(14,389)

Cash and cash equivalents, beginning of quarter (1)	21,154	64,993

Effect of exchange rate changes	503	124

Cash and cash equivalents, end of quarter	$39,167	$50,728

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”), was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization; therefore Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition are presented as the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

•

On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan to its New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”), into 10,920,280 shares of 2degrees in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC’s ownership in 2degrees by 1% from 62.9% to 63.9%. The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for common shares of TIP Inc. (the “Common Shares”) and $1.4 million in cash. The transaction increased Trilogy LLC’s ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.

•

Trilogy LLC’s equity structure was recapitalized into 157,339,668 Class A Units (the “Trilogy LLC Class A Units”), 44,177,149 Class B Units (the “Trilogy LLC Class B Units”) and 39,142,787 Class C Units (the “Trilogy LLC Class C Units”). The Trilogy LLC Class A Units have nominal economic value, and represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B and Class C Units possess the economic interests in Trilogy LLC. The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreements (the “Trilogy LLC Agreement”).

•

Trilogy LLC issued the new Class A Units and Class B Units to TIP Inc. or a wholly owned subsidiary of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.’s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc. See Note 10 – Equity.

•

The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holders thereof for, at Trilogy LLC’s option, Common Shares on a one-for-one basis or for cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders are subject to lock-up provisions of up to 24 months. The economic interest of the Trilogy LLC Class C Units is pro rata to those of the Trilogy LLC Class B Units which are held by TIP Inc. The Class C Unit holders have a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the Consolidated TIP Inc. financial statements for the Class C Unit holders’ interests in Trilogy LLC.

•

TIP Inc.’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. The Common Shares and the Special Voting Share vote together as if they were a single class of shares.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

•	The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to the Common Shares. See Note 10 – Equity for more details.
•	As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the transaction are offset by a full valuation allowance.

As a result of these organization transactions and consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Trilogy LLC is a provider of wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. Trilogy LLC’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Trilogy LLC also provides fixed broadband communications to business and residential customers in New Zealand.

Below is a brief summary of each of the Company’s operations:

New Zealand:
2degrees was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. Some of these licenses expire in 2021; others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over a 2G, 3G and 4G network. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Additionally, with the acquisition of Snap Limited (“Snap”) on April 30, 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers.

As of June 30, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.2% .

Bolivia:
In November 1999, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel provides voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia over the existing GSM network. NuevaTel’s 2G, 3G and 4G networks provide a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of June 30, 2017, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements include the accounts of the Company. All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2016 is derived from the audited Trilogy LLC financial statements at that date which should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Additional details on our reportable operating segments are included in Note 16 – Segment Information, of these Condensed Consolidated Financial Statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Summary of Significant Accounting Policies

Accounting Estimates:
The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Estimates have been prepared using the most current and best available information; however, actual results could differ materially from those estimates.

Short-term Investments:
The Company’s short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with remaining maturities of more than three months at the date of purchase, are considered available-for-sale (“AFS”) and reported at fair value based upon quoted market prices. The net unrealized gains and losses on AFS investments are reported as a component of other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. Gross unrealized holding gains (losses) were insignificant for the six months ended June 30, 2017.

Accounts Receivable, net:
Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $5.6 million and $5.1 million as of June 30, 2017 and December 31, 2016, respectively.

Mezzanine Equity:
Three pre-arrangement Trilogy LLC unit holders had been granted rights to cause Trilogy LLC, under certain circumstances, to repurchase their equity interests in Trilogy LLC. The Company had recorded these units in the mezzanine equity section of the accompanying condensed consolidated balance sheet as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus their interest was reclassified from mezzanine equity to equity in the first quarter of 2017.

Warrant Liability:
The Company’s issued and outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to the Common Shares. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The balance of the warrant liability was $11.9 million as of June 30, 2017. Any change in fair value of these warrants during the reporting period is recorded as a component of Other, net on the Company’s Condensed Consolidated Statements of Operations. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrant as of the reporting date. The change in fair value of the warrant liabilities was a non-cash gain of $3.4 million for both the three and six months ended June 30, 2017.

Recently Issued Accounting Standards:
On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”, which improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU eliminates the prohibition against the recognition of current and deferred income taxes for intra-entity asset transfer until the asset has been sold to an outside party or otherwise recovered through use and will require entities to recognize the income tax consequences of intra-entity transfers when the transfer occurs. The ASU requires a modified retrospective application with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. Early adoption is permitted for all entities as of the beginning of a fiscal year.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

As discussed in Note 17 - Subsequent Events, subsequent to June 30, 2017, the Company’s New Zealand subsidiary, 2degrees, entered into an intra-entity asset transfer to separate its network operation assets from its retail operations business. The Company is currently evaluating the income tax effects of this transaction.

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will result in the recognition of significant right to use assets and lease liabilities in our Condensed Consolidated Balance Sheets, but we currently expect such adoption to have an insignificant impact on our Condensed Consolidated Statements of Operations. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our Condensed Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual reporting periods beginning after December 15, 2017 and for interim periods within annual reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early application is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. We expect the standard to impact the methods used to reserve for discounts, refunds and other customer incentives, which may impact the timing of revenue recognition. Our review is in its preliminary stage with a focus on evaluating our customer contracts, systems, and overall interpretations, and we are devoting management resources, and have engaged third-party consultants, to focus on implementation of the standard. We believe the new standard may impact the timing of revenue recognition for certain revenue streams which involve the sales of equipment and services. At this time, we are unable to conclude if the standard will have a material impact on our Condensed Consolidated Financial Statements, and we will continue to evaluate the potential impact. Furthermore, the updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption and we continue to evaluate our method of adoption of this ASU.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 2 – DISCONTINUED OPERATIONS

Trilogy Dominicana:

In March 2015, the Company committed to a plan to sell its subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations.” The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On March 23, 2016, the sale of Trilogy Dominicana was completed and the Company received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of June 30, 2017 and December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

For the six months ended June 30, 2016, the Company recognized revenues of $7.5 million, net loss of $2.5 million, gain on sale of discontinued operations of $52.8 and gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana. In addition, for the six months ended June 30, 2016, there was Net cash provided by operating activities of $0.2 million and Net cash used in investing activities of $0.5 million related to Trilogy Dominicana.

NOTE 3 – PROPERTY AND EQUIPMENT

	As of June 30, 2017	As of December 31, 2016
Land, buildings and improvements	$9,386	$8,998
Wireless communication systems	728,534	685,562
Furniture, equipment, vehicles and software	157,217	111,690
Construction in progress	36,033	61,246
	931,170	867,496
Less: accumulated depreciation	(532,137)	(473,931)
Property and equipment, net	$399,033	$393,565

Depreciation expense was $21.7 million and $21.4 million for the three months ended June 30, 2017 and 2016, respectively. Depreciation expense was $43.9 million and $41.6 million for the six months ended June 30, 2017 and 2016, respectively.

Advances to equipment vendors are included in Other assets and totaled $7.6 million and $6.9 million as of June 30, 2017 and December 31, 2016, respectively.

Supplemental cash flow information:

The Company acquired $1.3 million and $1.8 million of property and equipment through current and long-term debt during the six months ended June 30, 2017 and 2016, respectively.

The Company acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in adjustments to Purchase of property and equipment on the Condensed Consolidated Statements of Cash Flows of $4.3 million and $1.1 million for the six months ended June 30, 2017 and 2016, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 4 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

There were no accumulated goodwill impairments as of June 30, 2017 and December 31, 2016. Changes in the Company’s goodwill balance for the six months ended June 30, 2017 and 2016 were related to foreign currency adjustment and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of June 30, 2017			As of December 31, 2016
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$192,981	$(92,150)	$100,831	$186,626	$(81,700)	$104,926
Subscriber relationships	7 years	13,691	(7,128)	6,563	12,937	(5,399)	7,538
Other	6 -14 years	3,662	(3,264)	398	3,581	(2,991)	590

Total		$210,334	$(102,542)	$107,792	$203,144	$(90,090)	$113,054

Amortization expense was $4.4 million and $4.5 million for the three months ended June 30, 2017 and 2016, respectively. Amortization expense was $9.0 million and $8.8 million for the six months ended June 30, 2017 and 2016, respectively.

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”), which expires in 2031, for $44.0 million New Zealand dollars (“NZD”) ($32.2 million based on the exchange rate at June 30, 2017). TIRS has made this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. The first installment on the long-term payable of $10.3 million NZD ($8.2 million based on the exchange rate at the date of payment) was paid in October 2014 by the Company on behalf of TIRS. TIRS is obligated to make four additional annual installment payments along with accrued interest commencing in December 2016. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. On September 14, 2016, a request to defer the December 2016 annual payment until March 2017 was granted by the government of New Zealand. In March 2017, the Company paid such deferred installment on behalf of TIRS in the amount of $10.5 million NZD ($7.3 million based on the exchange rate at the date of payment of which $2.9 million was accrued interest).

As of June 30, 2017, the outstanding current and long-term portion of the license obligation for the 700 MHz License recorded in other current liabilities and accrued expenses and other non-current liabilities was $6.3 million and $13.8 million, respectively. Future maturities of the license obligation as of June 30, 2017 are as follows:

Years ending December 31,
2017	$6,341
2018	6,708
2019	7,098
Total	$20,147

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

On October 25, 2013, Trilogy International South Pacific LLC (“TISP”), the owner of the equity interests in TIRS and a wholly owned subsidiary of Trilogy LLC, and 2degrees entered into agreements pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand. TISP may exercise this right so long as the exercise thereof would not cause 2degrees to be in violation of any of its covenants under its senior debt facility agreement, dated August 5, 2015, among 2degrees and its existing lenders (the “Senior Facilities Agreement”) or its credit facility, dated January 28, 2011, with Huawei Technologies (New Zealand) Company Limited (“Huawei”).

On November 3, 2016, the agreement between TISP and 2degrees, entered on October 25, 2013, was amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. Payments made under the amended agreement are subject to 2degrees board approval. A prepayment, eliminated on the consolidated financial statements, was made by 2degrees to TISP in the amount of $7.4 million on November 9, 2016 under the amended agreement. The activities of TISP and TIRS are consolidated within Trilogy LLC with all intercompany amounts eliminated upon consolidation.

NOTE 5 – EIP RECEIVABLES

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of June 30, 2017	As of December 31, 2016
EIP receivables, gross	$32,563	$36,403
Unamortized imputed interest	(2,285)	(2,327)
EIP receivables, net of unamortized imputed interest	$30,278	$34,076
Allowance for doubtful accounts	(990)	(1,092)
EIP receivables, net	$29,288	$32,984

Classified on the balance sheet as:	As of June 30, 2017	As of December 31, 2016
Equipment installment plan receivables, net	$18,140	$20,246
Long-term equipment installment plan receivables	11,148	12,738
EIP receivables, net	$29,288	$32,984

The Company categorizes unbilled EIP receivables as prime and subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, the Company uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. We periodically assess the proprietary scoring system. Prime subscriber receivables are those with lower delinquency and eligible for sale to a third party. Subprime subscribers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	As of June 30, 2017	As of December 31, 2016
Prime	$23,054	$28,902
Subprime	9,509	7,501
Total EIP receivables, gross	$32,563	$36,403

The EIP receivables had weighted average imputed interest rates of 6.83% and 6.93% as of June 30, 2017 and December 31, 2016, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Beginning balance of EIP receivables, net	$26,784	$29,377	$32,984	$28,467
Additions	14,533	18,508	28,335	35,296
Billings and payments	(7,244)	(5,675)	(16,292)	(12,841)
Sales of EIP receivables	(5,783)	(15,064)	(17,790)	(23,683)
Foreign currency translation	1,424	833	1,907	1,156
Change in allowance for doubtful accounts and imputed interest	(426)	171	144	(245)
Total EIP receivables, net	$29,288	$28,150	$29,288	$28,150

Sales of EIP Receivables:

The following table summarizes the impact of the sales of the EIP receivables in the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
EIP receivables derecognized	$5,783	$15,064	$17,790	$23,683
Cash proceeds	(5,086)	(13,173)	(15,652)	(20,576)
Reversal of unamortized imputed interest	(390)	(1,130)	(1,200)	(1,776)
Reversal of allowance for doubtful accounts	(173)	(452)	(533)	(711)
Pre-tax loss on sales of EIP receivables	$134	$309	$405	$620

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

	Fair Value Measurement as of June 30, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$29,899	$29,899	$-	$-
Forward exchange contracts	459	-	459	-
Total assets	$30,358	$-	$459	$-

Liabilities:
Warrant liability	$11,872	$11,872	$-	$-
Interest rate swaps	1,964	-	1,964	-
Total liabilities	$13,836	$11,872	$1,964	$-

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurement as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Forward exchange contracts	$1,145	$-	$1,145	$-
Total assets	$1,145	$-	$1,145	$-

Liabilities:
Interest rate swaps	$1,984	$-	$1,984	$-
Total liabilities	$1,984	$-	$1,984	$-

The fair value of the short-term investments is based on quoted market prices. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the quoted market price of the publicly traded warrants as of the balance sheet date. The fair value of interest rate swaps are measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the six months ended June 30, 2017.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of June 30, 2017 and December 31, 2016 were as follows:

	As of June 30, 2017	As of December 31, 2016

Carrying amount, excluding unamortized discount and
deferred financing costs	$511,235	$609,644
Fair value	$517,729	$616,168

For the quarter ended June 30, 2017 and fiscal year ended 2016, we did not record any material other-than-temporary impairments on financial assets and liabilities required to be measured at fair value on a nonrecurring basis.

NOTE 7 – DEBT

The Company’s long-term and other debt as of June 30, 2017 and December 31, 2016 consisted of the following:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	As of June 30, 2017	As of December 31, 2016
Trilogy LLC 2022 Notes	$350,000	$-
Trilogy LLC 2019 Notes	-	450,000
New Zealand Senior Facilities Agreement due 2018(1)	135,452	133,101
Bolivian Syndicated Loan due 2021	21,906	23,158
Other	3,877	3,385
	511,235	609,644
Less: unamortized discount	(3,815)	(3,931)
Less: deferred financing costs	(8,152)	(5,766)
Total debt	499,268	599,947
Less: current portion of debt	(3,564)	(8,796)
Total long-term debt	$495,704	$591,151

(1) See Note 17 – Subsequent Events regarding an extension of New Zealand Senior Facilities Agreement term, which resulted in the presentation of the facility as long-term debt as of June 30, 2017.

Trilogy LLC 2019 Notes:
On April 26, 2016, Trilogy LLC entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy LLC agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes, in an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The sale of the senior secured notes (the “Trilogy LLC 2019 Notes”) was funded on May 6, 2016. The Trilogy LLC 2019 Notes bore interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, which commenced November 15, 2016.

In February 2017, Trilogy LLC repurchased $18.2 million of the Trilogy LLC 2019 Notes and paid accrued interest of $0.7 million in connection with the repurchase. Trilogy LLC recognized a $0.5 million premium in interest expense on the Condensed Consolidated Statements of Operations for the six months ended June 30, 2017 related to the repurchase.

Refinancing of Trilogy LLC 2019 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

Trilogy LLC applied the proceeds of this offering together with cash on hand to redeem and discharge all of their outstanding Trilogy LLC 2019 Notes and pay fees and expenses of $9.1 million related to the offering.

The refinancing of the Trilogy LLC 2019 Notes was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $9.1 million in fees and expenses related to the Trilogy LLC 2022 Notes offering, $4.8 million was recorded as a deferred financing cost and are included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheet. The remaining $4.3 million of fees paid to third parties in connection with the refinancing was expensed in the second quarter of 2017. The unamortized balance of the deferred financing costs associated with the Trilogy LLC 2022 Notes is amortized to interest expense using the effective interest method over the term of the Trilogy LLC 2022 Notes.

Additionally, as a result of the refinancing, $2.4 million of unamortized deferred financing costs and unamortized discount previously outstanding was expensed to Debt modification and extinguishment costs in the Condensed Consolidated Statement of Operations during the second quarter of 2017.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2017 with interest accruing from May 2, 2017. No principal payments are due until maturity on May 1, 2022.

Trilogy has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

•	Prior to May 1, 2019, at 100%, plus a “make whole” premium

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

•	On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
•	On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
•	On or after May 1, 2021 at 100%

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, there was no such indebtedness that was outstanding.

Covenants:
As of June 30, 2017, the Company was in compliance with all of its debt covenants.

Liquidity:
As of June 30, 2017, the Company had approximately $39.2 million in cash and cash equivalents of which $24.6 million is held by our foreign subsidiaries. For the six months ended June 30, 2017, the net loss attributable to TIP Inc. was $11.5 million and cash flow provided by operating activities was $1.7 million. The Company had positive working capital of $4.5 million as of June 30, 2017. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management’s evaluation of the Company’s ongoing liquidity, and the existing cash resources are expected to provide adequate funding for investment in network assets and to provide capital sufficient to meet ongoing obligations for the next 12 months.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the New Zealand Bank Bill Reference Rate (“BKBM”) and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $2.0 million and $1.8 million as of June 30, 2017 and December 31, 2016, respectively. As of June 30, 2017, the total notional amount of these agreements was $182.5 million NZD or $133.6 million (using the exchange rate as of June 30, 2017). The agreements have effective dates from March 31, 2014 through June 30, 2020 and termination dates from March 29, 2018 to June 30, 2022.

In January 2017, the Company terminated its domestic interest rate swap agreements and the $1.0 million pledged as collateral as of December 31, 2016 was returned to the Company. This restricted cash was included in Prepaid expenses and other current assets on our Condensed Consolidated Balance Sheet as of December 31, 2016.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended		Six Months Ended June
	June 30,		30,
	2017	2016	2017	2016

Non-cash (loss)/gain from change in fair value recorded in Other, net	$(223)	$(225)	$(780)	$(1,785)
(Loss)/gain reclassified from comprehensive income (loss) to Other, net	$-	$(61)	$(118)	$(133)
Net cash settlement	$(357)	$(515)	$(918)	$(994)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Forward Exchange Contracts:
At June 30, 2017, 2degrees had various short-term forward exchange contracts to sell $20.4 million NZD and buy $14.5 million to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended June 30, 2017, various short-term forward exchange contracts to sell $6.2 million NZD and buy $4.5 million USD reached maturity. During the six months ended June 30, 2017, various short-term forward exchange contracts to sell $36.9 million NZD and buy $26.6 million USD and $0.2 million EUR reached maturity. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange loss of $0.7 million and $1.6 million was recognized in Other, net during the three and six months ended June 30, 2017, respectively. The foreign exchange losses recognized in Other, net during the three and six months ended June 30, 2016, were not material. The Company had a liability, included in Other current liabilities and accrued expenses on the Condensed Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.5 million as of June 30, 2017. The Company had an asset, included in Prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $1.1 million as of December 31, 2016.

NOTE 9 – EQUITY-BASED COMPENSATION

During the three months ended June 30, 2017, the Company granted a total of 1,416,214 restricted share units (“RSUs” or “Awards”) to officers and employees under plans whose vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive Common Shares at the end of a specified vesting period, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based awards.

A portion of the RSU grants consisted of time-based awards that were made to senior officers of the Company. They vest over a three year employment period, with half of the RSUs vesting in the first year and one-quarter of the RSUs vesting in each the following two years. Additionally, officers were granted RSUs that combine time-based elements with performance-based elements that entitle the holder to receive a number of Common Shares that varies based on the Company’s performance against the revenue or EBITDA performance goals for calendar year 2017. These RSU awards vest on a straight-line basis over a four year employment period. The remaining RSUs were granted to officers and employees as time-based awards, which vest on a straight-line basis over a four year service period.

Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards. As of June 30, 2017, all RSUs are unvested and unrecognized compensation expense relating to these unvested RSUs is approximately $9.8 million.

NOTE 10 – EQUITY

TIP Inc. Capital Structure

Upon completion of the Arrangement, TIP Inc.’s authorized share structure consisted of two classes of shares, namely Common Shares and the Special Voting Share as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of June 30 2017, TIP Inc. had 44,251,612 Common Shares outstanding. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote for shareholders. The Common Shares and the Special Voting Share, described below, vote together as if they were a single class of shares, except as provided in the Business Corporations Act (British Columbia) (“BCBCA”), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In connection with the Arrangement Agreement, certain holders of Common Shares entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder agreed that it would not during the periods set forth below, without the prior written consent of TIP Inc. sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy, nor enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Shares. As of June 30, 2017, the Common Shares Locked-Up, measured from the date of consummation of the Arrangement, being February 7, 2017 under the Lock-Up Agreements are as follows:

(i) 24 months (5,585,927 Common Shares);
(ii) 12 months (5,585,927 Common Shares); and
(iii) 180 days (7,605,315 Common Shares).

See “Trilogy LLC Capital Structure: Class C Units” below for Lock-Up Periods applicable to Common Shares which may be issued upon redemption of such units.

Special Voting Share of TIP Inc.
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Trilogy LLC Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of the Common Shares.

Warrants
At June 30, 2017, TIP Inc. had 13,402,685 warrants outstanding, with an exercise price of C$11.50. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to the Common Shares. The fair value of the warrants reclassified from Accumulated deficit in shareholders’ equity to a liability was based on the number of warrants outstanding at the Arrangement date and the closing quoted market prices of the publicly traded warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Condensed Consolidated Balance Sheets. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss within Other, net in the Condensed Consolidated Statement of Operations. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Forfeitable Founders Shares
At June 30, 2017, the Company had issued 1,675,336 Common Shares (“Forfeitable Founders Shares”) that are subject to forfeiture on February 7, 2022, unless the closing price of the Common Shares exceeds C$13.00 (as adjusted for stock split or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

Dividend Paid:
On May 12, 2017, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on March 21, 2017 and payable to common shareholders of record as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 17,416 Common Shares were issued to existing shareholders.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 85,663 additional Class C Units was issued on an economically equivalent terms to the holders of Trilogy LLC Class C Units.

Trilogy LLC Capital Structure:
As a result of the Arrangement, the equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units
The Class A Units possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of June 30, 2017, there were 157,682,319 Trilogy LLC Class A Units outstanding reflecting an increase of 342,651 in the number of Trilogy LLC Class A Units outstanding due to issuances in the second quarter of 2017 in the connection with the dividend declared on the Common Shares.

Class B Units
TIP Inc. indirectly holds the Class B Units of Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings LLC (“Trilogy Intermediate Holdings”). The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of June 30, 2017, there were 44,251,612 Class B Units outstanding. The economic interests of the Class B Units in Trilogy LLC are pro rata with the Class C Units.

Class C Units
The Class C Units are held by the members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units in Trilogy LLC are pro rata with the Class B Units. Class C Unit holders have the right to require Trilogy LLC to redeem any or all of such Trilogy LLC Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, after the expiration of a Lock-up Period (as defined below), the form of consideration to be determined by Trilogy LLC. Trilogy LLC has determined and the Class C Unit holders have been advised that through September 30, 2017 all redemptions will be settled for Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Trilogy LLC Class C Unit held. As of June 30, 2017, there were 39,228,450 Trilogy LLC Class C Units outstanding. Additionally, there were 192,130 restricted Trilogy LLC Class C Units granted to an employee on December 31, 2016 and unvested as of June 30, 2017. These restricted Class C Units vest over a 4 year period, with one-fourth of the award vesting on each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

Generally, no holder of Trilogy LLC Class C Units may transfer any series of Trilogy LLC Class C Units during the following periods, measured from the date of consummation of the Arrangement, being February 7, 2017 (each, a “Lock-Up Period”):

(i) Class C-1 Units: 24 months (8,581,462 are outstanding);
(ii) Class C-2 Units: 12 months (8,642,024 are outstanding); and
(iii) Class C-3 Units: 180 days (22,004,964 are outstanding).

See Note 17 – Subsequent Events for further discussion of the Lock-Up Period.

NOTE 11 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out-of-the-money. For the three months ended June 30, 2017 and the period from February 7, 2017 through June 30, 2017, the warrants were out-of-the-money and no adjustment was made for the gain recognized by TIP Inc. for the change in fair value of the warrant liability of $3.4 million within Other, net. This gain reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Trilogy LLC Class C Units being dilutive for each period when included as-if redeemed.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The components of basic and diluted earnings per share were as follows:

		Period
		February 7, 2017
	Three Months Ended	through June 30,
	June 30, 2017	2017
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(5,536)	$(11,454)

Denominator:
Basic weighted average common shares outstanding	42,513,263	42,509,048

Net loss per share:
Basic	$(0.13)	$(0.27)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(5,536)	$(11,454)
Add back: Net loss attributable to Trilogy LLC Class C Units – Redeemable for common shares	(7,732)	(12,931)
Net loss attributable to TIP Inc. and Trilogy LLC Class C Units	$(13,268)	$(24,385)

Denominator:
Basic weighted average common shares outstanding	42,513,263	42,509,048
Effect of dilutive securities:
Trilogy LLC Class C Units – Redeemable for common shares	39,189,854	39,172,531
Diluted weighted average common shares outstanding	81,703,117	81,681,579

Net loss per share:
Diluted	$(0.16)	$(0.30)

The following table includes the dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three months ended June 30, 2017 and for the period of February 7, 2017 through June 30, 2017 because the effect was either anti-dilutive or the service condition was not met:

As of June 30, 2017
Warrants	13,402,685
Forfeitable shares	1,675,336
Restricted share units	1,416,214
Unvested Trilogy LLC Class C Units	192,130
Deferred share units	10,095
Common Shares excluded from calculation of diluted net loss	16,696,460

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of accumulated other comprehensive income is presented below:

	As of June 30, 2017	As of December 31, 2016
Cumulative foreign currency translation adjustment	$6,644	$6,269
Unrealized gain (loss) on short-term investments and derivative instruments	15	(118)
Total accumulated other comprehensive income	$6,659	$6,151

NOTE 13 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and loss is allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of June 30, 2017	As of December 31, 2016
2degrees	$23,387	$22,092
NuevaTel	52,784	48,771
Trilogy International Partners LLC	(23,455)	-
Salamanca Solutions International LLC	(367)	(316)
Noncontrolling interests	$52,349	$70,547

As a result of the consummation of the Arrangement, there are noncontrolling interests in Trilogy LLC presented in the table above for the period beginning February 7, 2017. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Commitments:
The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with Trilogy LLC’s Consolidated Financial Statements and related notes for the year ended December 31, 2016. The disclosures below relate to purchase commitments with significant events occurring during the six months ended June 30, 2017.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

New Zealand:

Handsets
In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at June 30, 2017) of its advertising budget per contract year to related marketing. As of June 30, 2017, the approximate obligation outstanding for handset purchases under this purchase agreement, based on the exchange rate at that date, is $134.8 million. We have not reduced the commitment for potential rebates.

Advertising
As of June 30, 2017, 2degrees has submitted purchase orders to Ikon Communications New Zealand Limited of $4.1 million for advertising related to broadband and mobile services, which the Company expects to be fulfilled through 2017.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel has agreed to provide NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of June 30, 2017, the minimum purchase commitment with Telecel was $28.8 million.

NuevaTel has a purchase commitment with Nokia Siemens Networks Oy (“Nokia”) for telecommunications equipment related to network expansion as well as a support service agreement. As of June 30, 2017, NuevaTel’s remaining purchase commitment with Nokia totaled $11.8 million through 2017.

In December 2011, NuevaTel signed an agreement with America Mvil Peru S.A.C. (“Claro”) pursuant to which Claro has agreed to provide NuevaTel international data telecommunications service through its existing and future capacity in Peruvian territory on the border with Bolivia. This purchase commitment was amended in the second quarter of 2017 and expires in 2027. As of June 30, 2017, the minimum purchase commitment with Claro was $7.5 million.

NuevaTel has a purchase commitment with Huawei Technologies (“Huawei”) for technical support and spare parts maintenance, software upgrades, products, and professional services. As of June 30, 2017, NuevaTel’s remaining purchase commitment with Huawei totaled $4.4 million through 2017.

NuevaTel also has purchase commitments of $23.8 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising through the year 2019 which have not changed significantly individually from the year ended December 31, 2016.

Contingencies:
General:

The Company’s international subsidiaries are subject to the laws and regulations governing telecommunications services in effect in each of the countries in which they operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The financial statements reflect certain assumptions based on laws, regulations and customary practices currently in effect in each of the various countries. The Company cannot predict what future laws and regulations might be passed or other event might occur that could have a material effect on its investments or results of operations. Further, certain of the countries in which the Company has investments have experienced, or may experience, political and social instability. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary.

In addition to issues specifically discussed elsewhere, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters:

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”), migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company cannot guarantee whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, including most recently, in March, April and June 2017. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the ATT is investigating if the outages were unforeseen or events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and on February 15, 2016, the ATT imposed a fine of $4.5 million against NuevaTel on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed the ATT’s decision on the grounds that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to consider reinstating a penalty. Should the ATT decide to pursue the reinstatement of the penalty (as opposed to accepting the Ministry’s decision), NuevaTel will continue to contest the matter vigorously. The Company believes that NuevaTel has strong defenses against the imposition of a significant fine, thus no amount has been accrued in our Condensed Consolidated Balance Sheets.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. Based on the information available to the Company, as of December 31, 2015, $0.2 million was recorded as the probable loss amount. However, a decision by the Supreme Court of Bolivia, dated July 13, 2016, authorized the ATT to collect any fine confirmed by the Ministry of Public Services, notwithstanding the fact that the fine might still be the subject of an appeal in the Bolivian courts. During the latter part of 2016, the ATT began to collect fines based on this authorization from the Bolivian Supreme Court. Thus, NuevaTel has increased its accrual during the third quarter of 2016 to an accrual of $2.2 million, representing its estimate of the most likely exposure as of June 30, 2017. NuevaTel will continue to appeal the assessment of the $2.2 million fine.

NOTE 15 – INCOME TAXES

As of December 31, 2016, we had income tax NOL carryforwards related to our international operations in New Zealand of approximately $189.0 million with a full valuation allowance recorded as an offset to the deferred tax asset associated with these NOLs. These tax losses carry forward indefinitely provided that shareholder continuity requirements are met.

Also as discussed in Note 17 – Subsequent Events, on August 7, 2017, certain lock-up periods on Trilogy LLC Class C Units expired, allowing certain of these units to be redeemable for TIP Inc. Common Shares. The redemption of Trilogy LLC Class C Units for Common Shares or sale of Common Shares by the holders may impact shareholder continuity requirements associated with the New Zealand NOLs. The Company will continue to assess the recoverability of the NOL carryforwards based on the shareholder continuity requirements as the Trilogy LLC Class C Units redemption activities become known and are analyzed.

NOTE 16– SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

The table below presents financial information for our reportable operating segments and reconciles total segment Adjusted EBITDA to Loss from continuing operations before income taxes:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues
New Zealand	$125,904	$115,267	$249,996	$221,640
Bolivia	66,844	67,692	133,374	137,008
Unallocated Corporate & Eliminations	141	195	217	351
Total revenues	$192,889	$183,154	$383,587	$358,999

Adjusted EBITDA
New Zealand	$20,118	$17,985	$42,411	$32,957
Bolivia	21,698	19,198	42,419	37,114

Equity-based compensation	(808)	(289)	(1,352)	(470)
Acquisition and other nonrecurring costs	(832)	-	(1,887)	-
Depreciation, amortization and accretion	(26,543)	(26,282)	(53,781)	(51,135)
Loss on disposal and abandonment of assets	(146)	(389)	(282)	(600)
Interest expense	(18,520)	(16,963)	(37,521)	(32,289)
Debt modification and extinguishment costs	(6,689)	(3,802)	(6,689)	(3,802)
Other, net	5,688	892	4,923	(1,002)
Unallocated Corporate & Eliminations	(2,890)	(2,188)	(5,757)	(5,039)
Loss from continuing operations before income taxes	$(8,924)	$(11,838)	$(17,516)	$(24,266)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 17 – SUBSEQUENT EVENTS

Creation of 2degrees Network Company and Transfer of Assets
On August 1, 2017, 2degrees contributed its network assets to a wholly owned subsidiary and entered into a transaction to separate the 2degrees network assets from the 2degrees retail operations business to allow for flexibility in future operations and strategic business activities. Assets transferred in the transaction include network equipment, cell sites, network licenses and spectrum licenses.

Short Form Shelf Prospectus and Registration Statement
On July 24, 2017 the Company filed a preliminary short form base shelf prospectus with the British Columbia Securities Commission (“BCSC”) and a related shelf registration statement with the U.S. Securities and Exchange Commission (“SEC”) for an aggregate of $350 million of the Company’s Common Shares, warrants, units, subscription receipts and share purchase contracts. On August 2, 2017, the final base shelf prospectus and registration statement was filed and became effective shortly thereafter. This shelf prospectus is intended to give the Company the flexibility to take advantage of financing opportunities when market conditions are favorable, but also was filed toward satisfying TIP Inc.’s obligation to provide resale registration rights for the Common Shares which may be issued upon redemptions of the Trilogy LLC Class C Units.

Trilogy LLC C Unit Lock-up Period Expiration
On August 7, 2017, the initial lock-up period expired for 22,004,964 Trilogy LLC Class C-3 Units, inclusive of C Units issued as dividends during the quarter, giving each holder of these Units the right to require Trilogy LLC to repurchase any or all of such Units for either a number of Common Shares equal to the number of Trilogy LLC Class C Units to be redeemed, or a cash amount equal to the twenty day trailing weighted average trading price of such Common Shares at such time, with the form of consideration at the Company’s discretion (but, as mentioned in Note 10 - Equity, through September 30, 2017 the form of consideration will be Common Shares). The initial lock-up period also expired for 7,605,315 Common Shares on August 7, 2017.

Extension of New Zealand Senior Facilities Agreement Term
On July 31, 2017, 2degrees entered into an agreement with existing syndicate members of the $200 million NZD New Zealand Senior Facilities Agreement to extend the term of the facility from June 30, 2018 to January 5, 2019. All other significant terms and conditions of the Senior Facilities Agreement remained consistent with the original agreement as refinanced in August 2015. The Company will evaluate the agreement for modification or extinguishment treatment in accordance with applicable accounting guidance in the third quarter of 2017, when the extension was executed.